UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2015 (Report No. 3)

Commission file number: 001-35932

ALCOBRA LTD.

(Translation of registrant's name into English)

Azrieli Triangle Building, 39th Floor

132 Derech Menachem Begin

Tel Aviv 6701101 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On November 13, 2015, the registrant entered into an underwriting agreement with Jefferies LLC and Barclays Capital Inc., as representatives of the underwriters named therein, or the Underwriting Agreement, for a firm commitment public offering of 6,175,000 ordinary shares. The price to the public is $6.50 per ordinary share and aggregate gross proceeds of the offering are $40,137,500.  The registrant’s press release containing additional details of the offering is filed as Exhibit 99.1 hereto, and the Underwriting Agreement is filed as Exhibit 1.1.

This Report of Foreign Private Issuer on Form 6-K and the attached exhibits are incorporated by reference into the Registration Statements on Form F-3 (File No. 333-197411) and Forms S-8 (File No. 333-194875 and File No. 333-202394) of the registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

1.1	Underwriting Agreement, dated November 13, 2015, between the registrant and Jefferies LLC and Barclays Capital Inc., as representatives of the underwriters named therein.

5.1	Opinion of Zysman Aharoni Gayer & Co., Law Offices.

23.1	Consent of Zysman Aharoni Gayer & Co., Law Offices (included in Exhibit 5.1).

99.1	Press Release dated November 13, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

By	/s/ Dr. Yaron Daniely
Name: Dr. Yaron Daniely

Chief Executive Officer and President

Date: November 13, 2015